Exhibit 99.1


This exhibit contains supplemental combined financial statements for the nine months ended September 30, 1998 and the related footnotes after giving effect to the merger of Doane Products Company and Windy Hill Pet Food Company, Inc. as of August 3, 1998.


                    DOANE PRODUCTS COMPANY AND SUBSIDIARIES.
                 SUPPLEMENTAL CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)



                                                                                   September 30,
                                                                                        1998
                                                                                   --------------
                                                                                     (unaudited)
ASSETS
Current assets:
     Cash and cash equivalents                                                     $        3,832
     Trade and other accounts receivable, net                                              86,024
     Inventories                                                                           52,901
     Deferred income tax benefits                                                           5,891
     Prepaid expenses and other assets                                                     16,330
                                                                                   --------------
          Total current assets                                                            164,978

Property and equipment, net                                                               201,665
Goodwill, net                                                                             264,780
Other assets, net                                                                          33,431
                                                                                   --------------

          Total assets                                                             $      664,854
                                                                                   ==============

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
     Current installments of long-term debt                                        $        8,859
     Accounts payable                                                                      64,782
     Accrued liabilities                                                                   42,312
                                                                                   --------------
          Total current liabilities                                                       115,953

Long-term debt, excluding current liabilities                                             401,512
Post retirement benefit liability                                                           6,562
Deferred income tax liability                                                              22,744
Other long-term liabilities                                                                 1,753
                                                                                   --------------
          Total liabilities                                                               548,524
                                                                                   --------------

Senior exchangeable preferred stock, 3,000,000 shares authorized,
  1,200,000 shares issued                                                                  35,898
                                                                                   --------------

Stockholder's equity:
     Common stock, $0.01 par value; 1,000 shares authorized,                                 --
     Additional Paid-in capital                                                            86,622
     Accumulated other comprehensive income                                                   472
     Accumulated deficit                                                                   (6,662)
                                                                                   --------------
          Total stockholder's equity                                                       80,432
                                                                                   --------------

          Total liabilities and stockholder's equity                               $      664,854
                                                                                   ==============

                    DOANE PRODUCTS COMPANY AND SUBSIDIARIES.
              SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                     Nine Months
                                                        Ended
                                                     September 30,
                                                        1998
                                                   --------------

Net sales                                          $      462,991
Cost of goods sold                                        378,583
                                                   --------------

     Gross profit                                          84,408
                                                   --------------

Operating expenses:
     Promotion and distribution                            30,394
     Selling, general and administrative                   20,842
     Non-recurring transition expense                       4,311
                                                   --------------

        Income from operations                             28,861

  Interest expense, net                                   (19,444)
  Equity in earnings of joint ventures                        111
  Other income, net                                           118
                                                   --------------
Income before taxes                                         9,646
  Income tax expense                                        3,226
                                                   --------------

Net income                                         $        6,420
                                                   ==============


Net income applicable to common stock              $          926


Basic net income per common share                  $          926


Weighted average shares outstanding                         1,000
                                                   ==============

                    DOANE PRODUCTS COMPANY AND SUBSIDIARIES.
            SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)



                                                                               Nine Months
                                                                                  Ended
                                                                               September 30,
                                                                                   1998
                                                                              --------------
Cash flows from operating activities:
     Net income                                                               $        6,420
     Adjustments to reconcile net income
      to cash provided by operating activities:
        Depreciation and amortization                                                 11,450
        Amortization of deferred debt issuance costs                                     942
        Deferred tax expense                                                           2,871
        Other                                                                           (309)
Changes in working capital components                                                 (5,217)
                                                                              --------------

Net cash provided by operating activities                                             16,157
                                                                              --------------

Cash flows from investing activities:
     Proceeds from the sale of property and equipment                                     72
     Capital expenditures, including interest capitalized                            (13,988)
     Increase in debt issuance costs                                                    --
     Payment for the acquisition of business, net of cash acquired                   (26,190)
     Purchase of Industrial Development Bonds                                         (9,000)
     Other                                                                            (4,086)
                                                                              --------------

Net cash used in investing activities                                                (53,192)
                                                                              --------------

Cash flows from financing activities:
     Net borrowings under revolving credit agreement                                   3,310
     Proceeds from issuance of long-term debt                                         42,021
     Principal payments on long-term debt                                             (7,114)
     Contributed capital                                                               1,347
                                                                              --------------

Net cash provided by financing activities                                             39,564
                                                                              --------------

Effect of exchange rate changes on cash                                                  225
                                                                              --------------

Increase in cash and cash equivalents                                                  2,754

Cash and cash equivalents, beginning of period                                         1,078
                                                                              --------------

Cash and cash equivalents, end of period                                      $        3,832
                                                                              ==============

                     DOANE PRODUCTS COMPANY AND SUBSIDIARIES

              NOTES TO SUPPLEMENTAL CONDENSED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   (Unaudited)

1.   Basis of Presentation

On August 3, 1998, Doane Products Company's parent, DPC Acquisition Corp. ("DPCAC"), acquired Windy Hill Pet Food Holdings, Inc. ("Holdings"), the parent company of Windy Hill Pet Food Company, Inc. ("Windy Hill"), for approximately 1,600 shares of common stock of DPCAC and the assumption of approximately $183,500 of indebtedness. On November 12, 1998, DPCAC contributed the shares of Windy Hill to the Company and Windy Hill was immediately merged with and into the Company, which subsequently changed its name to Doane Pet Care Company, and is the surviving entity after the merger. The transaction has been accounted for under the purchase method of accounting. The interim supplemental condensed financial statements of Doane Products Company ("the Company"), included therein, give retroactive effect to the merger of the Company and Windy Hill to August 3, 1998 and will become the historical financial statements upon the Company's filing of its report on Form 10-K for 1998.

The interim supplemental financial statements of the Company included herein, have not been audited by the Company's independent accountants. The statements include all adjustments, such as normal recurring accruals, which management considers necessary for a fair presentation of the financial position and operating results of the Company for the periods presented. The financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The operating results for the nine months ended September 30, 1998 are not necessarily indicative of results to be expected for an entire year.

The Company's interim supplemental consolidated financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's 1997 Form 10-K (including related exhibits) and Windy Hill's 1997 Form 10-K.

2.   Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Inventories consist of the following:


                                                  Combined
                                                September 30,
                                                    1998
                                                ------------
                                                 (unaudited)

Raw materials                                   $     11,466
Packaging materials                                   24,007
Finished goods                                        17,428
                                                ------------
                                                $     52,901
                                                ============

3.   Long Term Debt

On April 13, 1998, the Company amended its senior credit facility pursuant to the Second Amended and Restated Revolving Credit and Term Loan Agreement (the "Senior Credit Facility"). Under the Senior Credit Facility funding was increased under the "Term Loan Facility" from the outstanding balance of $31,795 to $41,794 and a new $7,000 purchase money facility was created. The "Revolving Credit Facility" remained at $25,000.

On November 12, 1998 the Company refinanced the Senior Credit facility, a Windy Hill bridge loan facility, Windy Hill Subordinated Notes and its Senior Notes. See discussion of Subsequent Events in Note 6 below.

On July 24, 1998, the $9,000 Oklahoma Development Finance Authority, Industrial Development Revenue Bonds, Series 1998 (Doane Products Company Clinton, Oklahoma Project) (the "Bonds") were issued by the Oklahoma Development Finance Authority. The net proceeds of the issuance were loaned to the Company to finance the Company's acquisition and construction of a new dry pet food manufacturing facility in Clinton, Oklahoma. At September 30, 1998 $2,798 were drawn down by the Company. The Bonds bear interest at the rate of 6.25%, and accrued interest is payable on each of January 15 and July 15, commencing January 15, 1999. The Bonds are subject to mandatory redemption prior to maturity, in part, at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date, in varying principal amounts on July 15 of each year from 2018 through 2023. The Bonds are general obligations of the Company and rank on parity in right of payment with all other senior indebtedness of the Company. The Bonds are secured by the Clinton, Oklahoma manufacturing facility and certain related equipment.

The above-referenced Bonds were purchased by the Company's wholly owned subsidiary, DPC Funding Corp. It is anticipated that DPC Funding Corp. will attempt to sell the Bonds after information regarding the merger of the Company and Windy Hill Pet Food Holdings, Inc. ("Windy Hill"), and the associated refinancing of such companies, is completed. See Subsequent Events below.

4.   Adoption of Accounting Standards

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in a company's equity, including, among other things, foreign currency translation adjustments, notes receivable from employee stock ownership plans, deferred gains (losses) on hedging activities, and unrealized gains (losses) on marketable securities classified as available-for-sale. The Company's total comprehensive earnings, which consist of foreign currency translation adjustments, are as follows for the periods presented.


                                                      Nine months ended
                                                      September 30, 1998
                                                          ----------
                                                         (unaudited)

Net income applicable to common stock                     $      926
Other comprehensive income                                       472
                                                          ----------
Total comprehensive income                                $    1,398
                                                          ==========



5.   Business Acquisition

On April 17,1998, the Company purchased 100% of the outstanding stock of Ipes Iberica, S.A. ("Ipes") for approximately $26,190 (net of cash purchased of $1,900) and the assumption of indebtedness of $1,900. Ipes is a private label pet food manufacturer located in Spain with 1997 net sales of $21,100. The Company financed the Ipes acquisition through non-recourse borrowings in Spain for $21,300 of the purchase price and borrowings under the Company's Senior Credit Facility for the remainder.

On August 3, 1998, Doane Products Company's parent, DPC Acquisition Corp. ("DPCAC"), acquired Windy Hill Pet Food Holdings, Inc. ("Holdings"), the parent company of Windy Hill Pet Food Company, Inc. ("Windy Hill"), for approximately 1,600 shares of common stock of DPCAC and the assumption of approximately $183,500 of indebtedness. On November 12, 1998, DPCAC contributed the shares of Windy Hill to the Company and Windy Hill was immediately merged with and into the Company, which subsequently changed its name to Doane Pet Care Company and is the surviving entity after the merger.

Both acquisitions were accounted for under the purchase method of accounting. Accordingly, acquired assets and assumed liabilities were recorded at their estimated fair values, which resulted in goodwill of approximately $13,800 and $21,282 for the acquisition of Ipes and Windy Hill, respectively. Goodwill is being amortized over 40 years.

Had the acquisitions taken place on January 1, 1998, the Company's unaudited pro forma net sales, income before income taxes, and net income for the nine months ended September 30, 1998 would have been as follows:


                                             Nine months ended
                                             September 30, 1998
                                                ------------
                                                (unaudited)

Net sales                                       $    639,854
Income before income taxes                             6,136
Net income                                             4,091


6.    Subsequent Event

Concurrent with the Windy Hill merger transaction discussed in Note 5, the Company refinanced its capital structure with a series of transactions (the "Transactions") which included the following:

     o An offer to exchange to certain institutional investors (the "Exchange Offer") for its 9 3/4% Senior Subordinated Notes due 2007 (the "Exchange Notes") the 9 3/4% Senior Subordinated Notes due 2007 of Windy Hill (the "Windy Hill Notes") and a limited amount of the outstanding 10 5/8% Senior Notes due 2006 of the Company;

     o An offer to purchase (the "Doane Offer to Purchase") for cash all outstanding 10 5/8% Senior Notes due 2006 of the Company (the "Doane Notes");

     o An offer to purchase (the "Change of Control Offer") for cash all outstanding Windy Hill Notes due to a change in control of Windy Hill;

     o Establishment by the Company of a bridge facility (the "Bridge Notes") providing for up to $120,000 of financing for the purchase of Windy Hill Notes pursuant to the Change of Control Offer, of which $47,324 was drawn on October 15, 1998;

     o The establishment by the Company of a new $345,000 credit facility (the "New Credit Facility") providing for $245,000 of term loan borrowings and $100,000 of revolving loan borrowings of which $292,000 in aggregate principal amount was drawn at the closing of the Transactions;

     o Obtaining the consent of the holders of 14.25% Senior Exchangeable Preferred Stock due 2007 of the Company to the merger of Windy Hill into the Company.

The primary uses of the securities issued in and the funds provided by, the Transactions included:

     o   The repurchase of Windy Hill Notes pursuant to the Change of Control
         Offer;

     o   The repurchase of Doane Notes pursuant to the Doane Offer to Purchase;

     o The exchange of Windy Hill Notes and a limited amount of Doane Notes into $150,000 of Exchange Notes pursuant to the Exchange Offer;

     o The repayment of $95,779 in aggregate principal amounts outstanding under the existing credit facilities of the Company and or Windy Hill;

     o The repayment of $47,324 in principal amounts outstanding under the Bridge Notes;

     o The dividend by the Company to DPCAC of $13,449 for the repayment of all of the outstanding principal amount and accrued interest on convertible subordinated promissory notes of Holdings;

     o The repayment of approximately $7,600 in accrued interest on all retired debt,

     o The payment of approximately $33,128 in prepayment premiums and discounts related to the Doane Offer to Purchase, the Change of Control Offer and the Exchange Offer;

     o The payment of approximately $8,770 of advisory, legal, consent and other fees and expenses related to the Transactions.

7.   Capital Contributions

The Company received capital contributions of $1,347 from DPCAC, its parent company, during the nine-month period ended September 30, 1998.

On November 12, 1998, Holdings was liquidated and DPCAC contributed the shares of Windy Hill to the Company, which included $170,400 of the indebtedness assumed by DPCAC in connection with the acquisition of Holdings. (See note 5).

8.   Commitments and Contingencies

The Company is party, in the ordinary course of business, to certain claims and litigation. In management's opinion, the resolution of such matters is not expected to have a material impact on the financial condition or results of operations of the Company.

On October 30, 1998 the Company initiated a product recall for certain dry dog food manufactured at its Temple, Texas plant. The recall covers dry dog food manufactured at its Temple plant between July 1 and August 31 and does not apply to other plants or the Company's dry cat food, biscuits, treats or canned products.

The recall resulted from reported sickness and death of dogs in the State of Texas. These conditions were attributed to elevated aflatoxins in corn which is an ingredient in dry dog food. Aflatoxins are compounds produced from certain kinds of crop molds which can be caused by extreme weather conditions such as drought and heat. Doane has an extensive corn testing program for the detection of aflatoxins and that program has been intensified since the problems were reported.

The Company maintains insurance against losses from illness or death of animals; however, the cost of the product recall is not covered by insurance. The Company is currently unable to estimate the cost of the recall. However, based on the isolated nature of the incident, it does not believe that the recall will have a material impact on the Company's financial condition or results of operations.

9.    Non-recurring transition expense

Transition related expenses represent non-recurring costs incurred in connection with the merger and integration of Windy Hill with the Company. These costs include compensation for transitional personnel, severance and bonus expense, relocation expenses, recruiting and training expenses, systems conversion and other unique transition expenses.